Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336

05006477

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
March 4th 2005

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

RECEIVED MAR 1 0 2005 179 PROCESSING SECTION

Please find hereby the last information given to our shareholders :

PROCESSED MAR 22 2005 THOMSON FINANCIAL

Press Information :

- March 1st 2005
- March 4th 2005

Sincerely yours.

Finance Department Manager

F. MOREAU

Personal copy : Miss Sandra FOLSON

Ciments Français
Italcementi Group

EXEMPTION NUMBER FILE N° 82.3336

CIMENTS FRANÇAIS: NEW INCREASE IN NET INCOME

Paris, 1st March 2005 - The Board of Directors, meeting on the 1st March 2005 under the chairmanship of Mr Yves René Nanot, reviewed and approved the Group's consolidated accounts for 2004.

2004 CONSOLIDATED FINANCIAL DATA

in millions of euros	2004	2003	%
Sales	3,060.5	2,898.9	5.6
Operating income	572.2	528.6	8.3
Net income (Group share)	263.4	243.0	8.4
Cash flow	572.0	553.9	3.3

The positive trend in sales volumes and prices in the majority of countries was confirmed in the last quarter, enabling the Group to achieve good operating income growth in 2004 compared to 2003, despite the general climate of rising operating costs, particularly fuel, and an unfavourable currency effect.

Sales and Operating income rose by respectively 7.7% and 9.9% on a like-for-like basis thanks to significant progress in France, the United States, Bulgaria and Turkey.

2004 also saw a significant decline in financial expenses resulting in particular from a reduction in indebtedness.

Net income, higher for the twelfth year running, amounted to 263 millions euros, up 8.4% compared to 2003, a year in which extraordinary items were particularly high.

Total Group indebtedness (net debt + TSDI) fell 282 millions euros compared to an end-2003, after industrial and financial investments of 279 millions euros. Indebtedness at 1,040 millions euros is now at its lowest level since 1992.

…/…

PARENT COMPANY RESULTS

Net income of CIMENTS FRANCAIS S.A. in 2004 amounted to 166,8 millions euros. The sharp rise compared to 2003 (87,8 millions euros) was mainly due to a write back of provisions on investments.

DIVIDEND

A dividend of 1.60 euro per share will be proposed to the Annual Shareholders Meeting of CIMENTS FRANCAIS S.A., to be held on 19 April 2005.

OUTLOOK FOR 2005

After a good 2004, investments in the construction sector in the euro-zone and North America are likely to slow, resulting in lower volume growth in 2005 than 2004. However, further progress is expected in emerging markets.

Given this situation, the Group will try to offset the expected rise in energy costs by productivity improvements and an appropriate pricing policy, in order to maintain operating performance.

TRANSITION TO IAS/IFRS STANDARDS

The Group will present the impact of the transition to IAS/IFRS standards when it publishes figures for the first quarter of 2005 (4 May 2005).

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations:
Tel : +33(0)1 42 91 76 76
Media Relations:
Tel :+33(0)1 42 91 75 20

Ciments Français
Italcementi Group

EXEMPTION NUMBER FILE N° 82-3336

CIMENTS FRANÇAIS TO CONTROL SUEZ CEMENT

Paris, 4 March 2005 - Ciments Français, Italcementi Group sub-holding for international activities, along with a consortium of local and international investors have reached an agreement with the Egyptian government. Under the terms of the agreement and in accordance with Egyptian privatization laws, Ciments Français and the investor's consortium have committed to purchase 33.4 % stake in Suez Cement Company, Egypt's leading cement producer.

This transaction will enable Ciments Français to raise its shareholding in Suez Cement from 39.9% to more than 54%; this will make Ciments Français the controlling shareholder of Suez Cement.

The offer price, which includes a majority premium, has been set to EGP 97 per share. The transaction total consideration amounts to approximately USD 360 million.

Ciments Français' commitment of around USD 153 million will be financed by its available cash and the use of confirmed credit lines with leading international banks.

After the completion of this transaction, Ciments Français will own more than 54% of Suez Cement share capital; the Suez Cement shares will remain quoted on the Cairo and Alexandria Stock exchanges.

In October 2001 during the first phase of privatization, Ciments Français had become a strategic partner of Suez Cement through the purchase of 25% of its share capital. After the recent acquisitions and once this transaction is completed, Ciments Français' total investment will have reached around EUR 460 million.

Suez Cement entry in the Group's perimeter will enable Ciments Français and Italcementi Group to improve their leadership in the whole Mediterranean region.

Suez Cement is the leading player on the Egyptian cement sector (with a market share of more than 22%) and one of the largest cement companies in the Mediterranean rim.

Suez Cement operates 3 production facilities (Suez, Quattamiah & Tourah) all equipped with modern rotary kilns with a total capacity of around 8 million tonnes per year, both for the domestic market and exports.

.../...

In 2003, Suez cement recorded consolidated sales of EGP 1,16 billion (USD 186 million) and an operating profit of EGP 289 million (USD 46 million).

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations:
Tel : +33(0)1 42 91 76 76
Media Relations:
Tel :+33(0)1 42 91 75 20

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
March 4th 2005

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press information :

- March 1st 2005
- March 4th 2005

Sincerely yours.

Finance Department Manager

F. MOREAU

Ciments Français
Italcementi Group

EXEMPTION NUMBER FILE N° 82 3336

CIMENTS FRANÇAIS: NEW INCREASE IN NET INCOME

Paris, 1st March 2005 - The Board of Directors, meeting on the 1st March 2005 under the chairmanship of Mr Yves René Nanot, reviewed and approved the Group's consolidated accounts for 2004.

2004 CONSOLIDATED FINANCIAL DATA

in millions of euros	**2004**	**2003**	**%**
Sales	3,060.5	2,898.9	5.6
Operating income	572.2	528.6	8.3
Net income (Group share)	263.4	243.0	8.4
Cash flow	572.0	553.9	3.3

The positive trend in sales volumes and prices in the majority of countries was confirmed in the last quarter, enabling the Group to achieve good operating income growth in 2004 compared to 2003, despite the general climate of rising operating costs, particularly fuel, and an unfavourable currency effect.

Sales and Operating income rose by respectively 7.7% and 9.9% on a like-for-like basis thanks to significant progress in France, the United States, Bulgaria and Turkey.

2004 also saw a significant decline in financial expenses resulting in particular from a reduction in indebtedness.

Net income, higher for the twelfth year running, amounted to 263 millions euros, up 8.4% compared to 2003, a year in which extraordinary items were particularly high.

Total Group indebtedness (net debt + TSDI) fell 282 millions euros compared to an end-2003, after industrial and financial investments of 279 millions euros. Indebtedness at 1,040 millions euros is now at its lowest level since 1992.

.../...

PARENT COMPANY RESULTS

Net income of CIMENTS FRANCAIS S.A. in 2004 amounted to 166,8 millions euros. The sharp rise compared to 2003 (87,8 millions euros) was mainly due to a write back of provisions on investments.

DIVIDEND

A dividend of 1.60 euro per share will be proposed to the Annual Shareholders Meeting of CIMENTS FRANCAIS S.A., to be held on 19 April 2005.

OUTLOOK FOR 2005

After a good 2004, investments in the construction sector in the euro-zone and North America are likely to slow, resulting in lower volume growth in 2005 than 2004. However, further progress is expected in emerging markets.

Given this situation, the Group will try to offset the expected rise in energy costs by productivity improvements and an appropriate pricing policy, in order to maintain operating performance.

TRANSITION TO IAS/IFRS STANDARDS

The Group will present the impact of the transition to IAS/IFRS standards when it publishes figures for the first quarter of 2005 (4 May 2005).

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations:
Tel : +33(0)1 42 91 76 76
Media Relations:
Tel :+33(0)1 42 91 75 20

EXEMPTION NUMBER FILE N° 82.3336

CIMENTS FRANÇAIS TO CONTROL SUEZ CEMENT

Paris, 4 March 2005 - Ciments Français, Italcementi Group sub-holding for international activities, along with a consortium of local and international investors have reached an agreement with the Egyptian government. Under the terms of the agreement and in accordance with Egyptian privatization laws, Ciments Français and the investor's consortium have committed to purchase 33.4 % stake in Suez Cement Company, Egypt's leading cement producer.

This transaction will enable Ciments Français to raise its shareholding in Suez Cement from 39.9% to more than 54%; this will make Ciments Français the controlling shareholder of Suez Cement.

The offer price, which includes a majority premium, has been set to EGP 97 per share. The transaction total consideration amounts to approximately USD 360 million.

Ciments Français' commitment of around USD 153 million will be financed by its available cash and the use of confirmed credit lines with leading international banks.

After the completion of this transaction, Ciments Français will own more than 54% of Suez Cement share capital; the Suez Cement shares will remain quoted on the Cairo and Alexandria Stock exchanges.

In October 2001 during the first phase of privatization, Ciments Français had become a strategic partner of Suez Cement through the purchase of 25% of its share capital. After the recent acquisitions and once this transaction is completed, Ciments Français' total investment will have reached around EUR 460 million.

Suez Cement entry in the Group's perimeter will enable Ciments Français and Italcementi Group to improve their leadership in the whole Mediterranean region.

Suez Cement is the leading player on the Egyptian cement sector (with a market share of more than 22%) and one of the largest cement companies in the Mediterranean rim.

Suez Cement operates 3 production facilities (Suez, Quattamiah & Tourah) all equipped with modern rotary kilns with a total capacity of around 8 million tonnes per year, both for the domestic market and exports.

.../...

In 2003, Suez cement recorded consolidated sales of EGP 1,16 billion (USD 186 million) and an operating profit of EGP 289 million (USD 46 million).

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations:
Tel : +33(0)1 42 91 76 76
Media Relations:
Tel :+33(0)1 42 91 75 20